Exhibit 21.1

List of Subsidiaries of Plutus Financial Group Limited

Name of Subsidiaries	Jurisdiction
Plutus Financial Holdings Limited	British Virgin Islands
Plutus Investment Group Holdings Limited	British Virgin Islands
Plutus Investment Holdings International Limited	British Virgin Islands
Plutus Financial Holdings Limited	Hong Kong
Plutus Securities Limited	Hong Kong
Plutus Asset Management Limited	Hong Kong
Plutus Asset Management Cayman Limited	Cayman Islands